                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1) *



                        The Southern Banc Company, Inc.
            ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ------------------------------------------------------
                         (Title of Class of Securities)

                                  842233 10 8
                     --------------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

--------------------------                                 ---------------------
 CUSIP NO. 842233 10 8                   13G                 Page 2 of 9 Pages
--------------------------                                 ---------------------


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: The Southern Banc Company, Inc. Employee Stock Ownership Plan

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      63-1146351
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a) [x]

                                                               (b) [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Alabama
--------------------------------------------------------------------------------
    NUMBER OF          5    SOLE VOTING POWER                  0
      SHARES                                               ---------
                      ----------------------------------------------------------
   BENEFICIALLY        6    SHARED VOTING POWER             116,380
     OWNED BY                                              ---------
                      ----------------------------------------------------------
       EACH            7    SOLE DISPOSITIVE POWER             0
    REPORTING                                              ---------
                      ----------------------------------------------------------
      PERSON           8    SHARED DISPOSITIVE POWER        116,380
       WITH                                                ---------
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           116,380
           -------
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

          [_]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.46 %
          ------
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

          EP
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                                 ---------------------
 CUSIP NO. 842233 10 8                   13G                 Page 3 of 9 Pages
--------------------------                                 ---------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Thomas F. Dowling

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a) [_]

                                                               (b) [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
    NUMBER OF          5    SOLE VOTING POWER                10,150
      SHARES                                               ---------
                      ----------------------------------------------------------
   BENEFICIALLY        6    SHARED VOTING POWER             180,736
     OWNED BY                                              ---------
                      ----------------------------------------------------------
       EACH            7    SOLE DISPOSITIVE POWER           10,150
    REPORTING                                              ---------
                      ----------------------------------------------------------
      PERSON           8    SHARED DISPOSITIVE POWER         97,352
       WITH                                                ---------
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           190,886
          ---------
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

          [_]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.5 %
          ------
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                                 ---------------------
 CUSIP NO. 842233 10 8                   13G                 Page 4 of 9 Pages
--------------------------                                 ---------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Fred Taylor

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a) [_]

                                                               (b) [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

--------------------------------------------------------------------------------
    NUMBER OF          5    SOLE VOTING POWER                10,000
      SHARES                                               ---------
                      ----------------------------------------------------------
   BENEFICIALLY        6    SHARED VOTING POWER             177,486
     OWNED BY                                              ---------
                      ----------------------------------------------------------
       EACH            7    SOLE DISPOSITIVE POWER           10,000
    REPORTING                                              ---------
                      ----------------------------------------------------------
      PERSON           8    SHARED DISPOSITIVE POWER         94,102
       WITH                                                ---------
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           187,486
          ---------
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

          [_]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.2 %
          ------
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                                 ---------------------
 CUSIP NO. 842233 10 8                   13G                 Page 5 of 9 Pages
--------------------------                                 ---------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Rex G. Keeling, Jr.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a) [_]

                                                               (b) [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
    NUMBER OF          5    SOLE VOTING POWER                10,000
      SHARES                                               ---------
                      ----------------------------------------------------------
   BENEFICIALLY        6    SHARED VOTING POWER             177,386
     OWNED BY                                              ---------
                      ----------------------------------------------------------
       EACH            7    SOLE DISPOSITIVE POWER           10,000
    REPORTING                                              ---------
                      ----------------------------------------------------------
      PERSON           8    SHARED DISPOSITIVE POWER         94,002
       WITH                                                ---------
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           187,386
          ---------
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

          [_]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.2 %
          ------
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                           ---------------------
                                                             Page 6 of 9 Pages
                                                           ---------------------


                       Securities and Exchange Commission
                            Washington, D.C.  20549


Item 1(a)    Name of Issuer.
       The Southern Banc Company, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices.
       221 S. 6th Street
       Gadsden, Alabama 35901-4102

Item 2(a)    Name of Person(s) Filing.
       The Southern Banc Company, Inc. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Thomas F. Dowling, Fred Taylor, and Rex G. Keeling, Jr.

Item 2(b)    Address of Principal Business Office.
       Same as Item 1(b).

Item 2(c)    Citizenship.
       See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)    Title of Class of Securities.
       Common Stock, par value $.01 per share.

Item 2(e)    CUSIP Number.
       See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.      Check whether the person filing is a:


      (f)    [x]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (h)    [x]  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).


      Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                           ---------------------
                                                             Page 7 of 9 Pages
                                                           ---------------------


Item 4.     Ownership.
      (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

      (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

      (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.     Ownership of Five Percent or Less of A Class.
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, The Southern Banc Company, Inc.,
acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
      Not applicable.

Item 8.     Identification and Classification of Members of the Group.
      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.     Notice of Dissolution of Group.
      Not applicable.

Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                           ---------------------
                                                             Page 8 of 9 Pages
                                                           ---------------------



SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SOUTHERN BANC COMPANY, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Thomas F. Dowling                          February 3, 1997
     --------------------------------               --------------------
     Thomas F. Dowling, as Trustee                  Date


     /s/ Fred Taylor                                February 3, 1997
     --------------------------------               --------------------
     Fred Taylor, as Trustee                        Date


     /s/ Rex G. Keeling, Jr.                        February 3, 1997
     --------------------------------               --------------------
     Rex G. Keeling, Jr., as Trustee                Date


/s/ Thomas F. Dowling                               February 3, 1997
-------------------------------                     --------------------
Thomas F. Dowling, as an                            Date
 Individual Stockholder


/s/ Fred Taylor                                     February 3, 1997
-------------------------------                     --------------------
Fred Taylor, as an                                  Date
 Individual Stockholder


/s/ Rex G. Keeling, Jr.                             February 3, 1997
-------------------------------                     --------------------
Rex G. Keeling, Jr., as an                          Date
 Individual Stockholder

                                                           ---------------------
                                                             Page 9 of 9 Pages
                                                           ---------------------


Exhibit A
---------

                      Identification of Members of Group
                      ----------------------------------


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.